UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 15)
ELBIT IMAGING LTD.
(Name of Issuer)
Ordinary Shares, Nominal Value NIS 1.00 per share (Title of Class of Securities) M 3760510 (CUSIP Number)
Shimon Yitzhaki 2 Weitzman St. Tel-Aviv 64239 Israel 972-3-608-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 3760510	13D/A	Page 2 of 7
1	NAME OF REPORTING PERSON: Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,399,987 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 12,399,987 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,399,987 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.79%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 24,902,809 ordinary shares of the Issuer outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

CUSIP No. M 3760510	13D/A	Page 3 of 7
1	NAME OF REPORTING PERSON: Control Centers Ltd. (“Control Centers”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 12,424,824 shares**
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 12,424,824 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,424,824 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.89%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 24,902,809 ordinary shares of the Issuer outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Includes 12,399,987 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel.  Also includes 24,837 ordinary shares of the Issuer beneficially owned by Marina Herzelia (Limited Partnership) 1988, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers

CUSIP No. M 3760510	13D/A	Page 4 of 7
1	NAME OF REPORTING PERSON: Marina Herzelia (Limited Partnership) 1988 (“Marina”)** I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,837 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 24,837 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 24,837 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14	TYPE OF REPORTING PERSON: PN

*
Based on 24,902,809 ordinary shares of the Issuer outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Marina Herzelia (Limited Partnership) 1988 is an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

CUSIP No. M 3760510	13D/A	Page 5 of 7
1	NAME OF REPORTING PERSON: Mordechay Zisser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 120,703 shares
	8	SHARED VOTING POWER: 12,545,527 shares**
	9	SOLE DISPOSITIVE POWER: 120,703 shares
	10	SHARED DISPOSITIVE POWER: 12,545,527 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,545,527 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.38%*
14	TYPE OF REPORTING PERSON: IN

*
Based on 24,902,809 ordinary shares of the Issuer outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Includes (i) 12,399,987 Issuer shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Control Centers, a private company which owns 100% of the issued and outstanding ordinary shares of Europe-Israel; (ii) 24,837 Issuer shares held by Marina, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers, a private company wholly owned by Mr. Zisser; and (iii) 120,703 Issuer shares held by Mr. Zisser.

This Amendment No. 15 amends the Schedule 13D initially filed on March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005, Amendment No. 7 thereto filed February 10, 2006, Amendment No. 8 thereto filed September 10, 2007, Amendment No. 9 thereto filed January 10, 2008, Amendment No. 10 thereto filed October 7, 2010, Amendment No. 11 thereto filed May 10, 2011, Amendment No. 12 thereto filed July 11, 2012, Amendment No. 13 thereto filed July 22, 2012 and Amendment No. 14 thereto filed November 27, 2012 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers, Marina and Mr. Mordechay Zisser (the “Reporting Persons”).

Item 5                     Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3, 4 and 5 of this Amendment No. 15 are incorporated herein by reference. As of March 4, 2013, (i) Europe-Israel beneficially owned 12,399,987 Ordinary Shares, or 49.79% of the total number of Ordinary Shares issued and outstanding, (ii) Control Centers beneficially owned 12,424,824 Ordinary Shares, or 49.89% of the total number of Ordinary Shares issued and outstanding, (iii) Marina beneficially owned 24,837 Ordinary Shares, or less than 0.1% of the total number of Ordinary Shares issued and outstanding, and (iv) Mr. Mordechay Zisser beneficially owned 12,545,527 Ordinary Shares, or 50.38% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 24,902,809 Ordinary Shares outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The ownership percentages set forth in this Amendment are based on 24,902,809 ordinary shares of the Issuer outstanding as of March 4, 2013 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law), based on information provided by the Issuer.

On February 28, 2013, Europe-Israel sold 757,979 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.721.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europe-Israel (M.M.S.) Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Control Centers Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Marina Herzelia (Limited Partnership) 1988

By: /s/ Mordechay Zisser
Mordechay Zisser
Marina Herzelia Ltd., General Partner

/s/ Mordechay Zisser
Mordechay Zisser

Dated:  March 4, 2013